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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MARCH 28, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

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


                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
  1.      Press Release entitled "Companhia Vale Do Rio Doce's
          Performance in 2001", dated March 27, 2002..................... 3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: March 28, 2002

[LOGO]  COMPANHIA VALE DO RIO DOCE


Press Release 2001

COMPANHIA VALE DO RIO DOCE'S PERFORMANCE IN 2001


Rio de Janeiro, March 27, 2002 - Despite the global recession, in 2001 Companhia Vale do Rio Doce (CVRD), for the fifth year running, achieved record net earnings of R$ 3.051 billion. This was 43.0% higher than that reported in 2000, of R$ 2.133 billion. In the period between 1997, when CVRD was privatized, and 2001, net profit has grown at an average annual rate of 41.7%.

Reflecting the earnings achieved, the return on consolidated shareholders' equity amounted to 25.9% compared to 20.2% in the previous year. Earnings distribution, in the form of interest on shareholders equity, was also a record R$ 1.774 billion, the equivalent of R$ 4.61 per share, 38.4% higher than the figure for 2000 of R$ 1.282 billion.

From January 1997 to December 2001, total shareholder return was, in U.S. dollar terms, 11.8% per year.

The quality of the Company's assets, as well as the acquisitions and the divestments carried out, were extremely important in determining the results for 2001. The depreciation of the Brazilian real against the U.S. dollar was favorable in that it helped to widen margins and increase cash generation. However, in the short term, its effect on net earnings was negative due to the impact on net liabilities in foreign currency (net foreign debt less assets owned abroad).

In 2001, consolidated gross revenue amounted to R$ 11.015 billion, 21.7% higher than the previous year, R$ 9.048 billion.

Consolidated cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 5.128 billion, up 35.4% on 2000. The high ratio of EBITDA/net revenues, of 48.5%, reveals CVRD's excellent capacity to convert revenue into operating profits. The ferrous division (iron ore, pellets, manganese and ferro-alloys) was responsible for 74% of the EBITDA generation, aluminum 10%, logistics 7%, steel 5% and non ferrous 4%.

The Company's consolidated exports amounted to US$ 3.297 billion in 2001 compared to US$ 3.016 billion in 2000. Net exports (exports less imports) amounted to US$ 2.883 billion, CVRD being the company that contributed the most to Brazil's trade surplus in 2001.

CVRD invested US$ 1.537 billion in 2001, US$ 911.7 million of which was spent on acquisitions. 88.5% of capital expenditure was allocated to mining activities.


www.cvrd.com.br

CVRD Investor Relations:

Roberto Castello Branco
Andreia Reis
Daniela Tinoco
Barbara Geluda
Rafael Azevedo
Tel: (5521) 3814-4540
rio@cvrd.com.br

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       Vale do Rio Doce                                      Press Release 2001
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For the fourth quarter of 2001 (4Q01) Parent Company net earnings amounted to R$
639 million, in line with the previous quarters, with the exception of 3Q01, which showed particularly high earnings due to the profit from the sale of the stake in Cenibra. EBITDA in the Parent Company in 4Q01 amounted to R$ 804 million, a drop of 18.5% on the previous quarter, but 30.1% higher than the same period a year earlier. In 2001, EBITDA in the Parent Company totaled R$ 3.254 billion, and the EBITDA margin was 51.0%. The ferrous division was responsible for 85.6% of the cash generation, logistics 9.6% and non ferrous 4.8%.

In operational terms, a number of significant records were achieved:

     o Consolidated sales of iron ore and pellets totaled 143.6 million tons, beating the record set in 2000 of 118.0 million tons by 21.7%;

     o The Carajas Railroad (EFC) and the Vitoria a Minas Railroad (EFVM) together carried record cargoes of 167.4 million tons, compared to the record set in 2000 of 164 million tons;

     o General cargo (products other than iron ore and pellets) transported by EFC and EFVM totaled 12.9 billion net ton kilometers (nkt), 4.0% higher than the record achieved in 2000 of 12.4 billion nkt.

In acquiring Ferteco and 50% of the voting capital of Caemi, CVRD consolidated its leadership position in the global iron ore market. CVRD purchased the stake held by Phelps Dodge in the Sossego project becoming the full owner of the project. This allowed a substantial cut in investment costs, from US$ 431 million to US$ 383 million due to the exploitation of synergies. This transformed the capex cost of this copper project into one of the lowest in the world (US$ 2,553 per ton).

CVRD sold several non-core assets - CSN, Bahia Sul, Cenibra, Rio Doce Pasha and Docenave vessels -obtaining proceeds of approximately US$ 1.3 billion.

During 2001, significant long term contracts were signed for the sale of iron ore and pellets with the Shanghai Baosteel Iron & Steel Group, China's largest steelworks, and Acesita, the largest producer of stainless steel in Latin America, controlled by Arcelor, the world's largest steel company. At the same time, a memorandum of understanding was signed with Codelco, the world's largest copper producer, with the aim of forming a joint venture for the combined exploitation of opportunities in the copper mining segment.

In March 2002, CVRD was involved in two important transactions in the world's capital markets.

The Company issued US$ 300 million worth of bonds, with a term of five years. This issue received Moody's risk classification Baa2 and the spread over the equivalent yield from U.S Treasury bonds, with a similar maturity date, was 455 basis points, the lowest for recent issues by Brazilian companies with the same maturity. Yield to investor return is 8.75% per year.

The third and final stage of the Company's privatization was successfully completed with the global offering of common shares held by the National Treasury and the BNDES (National Bank of Economic and Social Development). In consequence, the Company's shareholder base widened considerably and the free float was significantly increased. CVRD's common shares began trading on the New York Stock Exchange on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO. Each ADR corresponds to one common share.

Leading indicators of economic activity are suggesting a synchronized recovery in the global economy from the middle of this year. Monetary and fiscal stimuli appear to be bearing fruit in the United States, the European Union has benefited from de-regulation of its labor market and lower rates of income tax, emerging Asian exporting economies are returning to growth, the rate of economic expansion in China continues very high and Brazil is beginning to recover from the economic shocks of last year. The

                                                                              3
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
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demand outlook has therefore improved for minerals and metals, and for CVRD's cargo transportation services.


The raising of steel import barriers by the U.S. government will slow the inevitable restructuring of the steel industry there, threatening to unleash a global wave of protectionism. But this is not expected to have a significant effect on CVRD's estimated sales of iron ore and pellets.

CONSOLIDATED RESULTS FOR 2001

Under generally accepted Brazilian accounting practices (BR GAAP) results are consolidated from those companies that are under effective control, or shared control as defined by shareholders agreements, independent of the percentage of capital held by CVRD. Consolidation is in proportion to the stake held by CVRD in each company.

-------------------------------------------------------------------------------
                        FINANCIAL INDICATORS CONSOLIDATED
-------------------------------------------------------------------------------
                                                               R$ million
                                                      2000         2001
-------------------------------------------------------------------------------
Gross Revenues                                       9,048       11,015
Exports (US$ million)                                3,016        3,297
Gross Margin (%)                                      44.1         47.6
Equity Income                                          152          102
Net Income                                           2,133        3,051
Net Income per Share                                  5.54         7.95
Interest on Shareholders' Equity                     1,282        1,774
EBITDA                                               3,788        5,128
EBITDA Margin (%)                                     43.1         48.5
ROE (%)                                               20.2         25.9
Gross Debt (US$ million)                             4,042        4,126
Net Debt (US$ million)                               2,691        2,916
Gross Debt/EBITDA (x)                                2.09         1.87
EBITDA/Financial Expenses (x)                        5.36         5.36


Sales: volumes, revenues and margins

CVRD's consolidated sales of iron ore and pellets reached a record 143.6 million tons 2001, an increase of 21.7% on the previous year. This amount includes sales by CVRD, the pellet joint ventures (Nibrasco, Itabraso, Kobrasco and Hispanobras), Ferteco, Samarco and GIIC, eliminating transactions between companies. Not included, for example, are sales of pellet feed by the Parent Company to the joint ventures, while on the other hand sales by Samarco are GIIC are calculated in proportion to the stakes held by CVRD. Of the sales increase of 25.6 million tons over the previous year, 10.5 million, or 40.4%, of this was due to the performance of companies acquired in 2000 and 2001.

Sales of iron ore increased by 25.8%, while pellet sales rose by only 9.9%, reflecting the falling cycle in the demand for this product. Of the total volume sold, 121.8 million tons - 85% - were exported.

                                                                             4
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
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-------------------------------------------------------------------------------
                   CONSOLIDATED SALES OF IRON ORE AND PELLETS
-------------------------------------------------------------------------------
                                                                       million
                                                                        tons
Iron Ore                             2000         %        2001         %
-------------------------------------------------------------------------------
   Parent Company                    79,389       67.3     93,432        65.0
   Socoimex                           1,151        1.0         --          --
   Samitri                            6,434        5.5      5,397         3.8
   Samarco *                            515        0.4        893         0.6
   Urucum                               591        0.5        627         0.4
   Ferteco                                                 10,418         7.3
Total                                88,080       74.6    110,767        77.1

-------------------------------------------------------------------------------
Pellets                               2000         %        2001         %
-------------------------------------------------------------------------------
   Parent Company + JVs              25,885       21.9     23,316        16.2
   Samarco *                          3,687        3.1      4,707         3.3
   Ferteco                                                  3,340         2.3
   GIIC *                               362        0.3      1,526         1.1
Total                                29,934       25.4     32,889        22.9
Grand Total                         118,014      100.0    143,656       100.0



* sales attributed in proportion to size of stake held by CVRD

Socoimex: acquired on May 11, 2000 and consolidated into CVRD on August 31, 2000 Samitri/Samarco: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001

CVRD managed to substantially increase its share in the Chinese market, signing a contract with Baosteel for the annual supply of 6 million tons of iron ore for 20 years, and widening its client base. Sales to China by the Parent Company in 2001 amounted to 14.9 million tons, up 62% on the previous year, and represented 16.1% of China's total iron ore imports, estimated at 92.3 million tons. For 2002, it is expected that sales to China will continue to expand.

Sales of ferro-alloys in 2001 amounted to 362.4 thousand tons, 65% were exported and 35% sold to the domestic market. Due to the closure of the Almas and Caetes mines, gold sales fell from 17.4 tons in 2000 to 15.8 tons in 2001. In 2002, gold sales are likely to show a further decline as mining operations are ceased at Igarape Bahia. Gold production should recover when the copper mining operations begin in Carajas.

Due to energy rationing, Albras was forced to cut down its sales by 9.3%, selling 331.7 thousand tons of primary aluminum. Alunorte sold 1.595 million tons of alumina, 3.6% less than the previous year.

The railroads wholly owned by CVRD, EFC and EFVM, transported 167.4 million tons, up 2.1% on 2000. 47.0 million tons were transported for customers, 28.1% of the total - 18.6 million tons of iron ore and pellets and 28.4 million of general cargo. In net ton kilometer terms, general cargo carried by EFC and EFVM in 2001 totaled 12.9 billion. The Centro-Atlantica Railroad (FCA), operated by CVRD, carried 8.4 billion ntk, compared with 7.7 billion in 2000.

Gross consolidated revenues amounted to R$ 11.015 billion in 2001, 21.7% higher than in 2000, of R$ 9.048 billion. Some 84% of gross revenues came from Brazil, while the remaining 16%, R$ 1.803 billion, came from subsidiaries and joint ventures abroad. Revenue denominated in foreign currency accounted for approximately 80% of the total.

Gross sales margin amounted to 47.6%, exceeding the figure for the previous year of 44.1%.

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       Vale do Rio Doce                                      Press Release 2001
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Sales of iron ore and pellets in 2001 accounted for 54% of gross revenues - R$
5.919 billion, compared to 44% in 2000.


In contrast, transportation revenues fell as a percentage of the total from 17% to 14%, reflecting the fact that Socoimex, Samitri and Ferteco, being acquired by CVRD, ceased to be clients of EFVM and the port of Tubarao. At the same time revenues by Docenave fell due to the sale of part of the fleet. In absolute terms, gross revenue from transportation services fell, from R$ 1.580 billion in 2000 to R$ 1.490 billion in 2001.

Gross revenues from the aluminum division was down slightly, due to lower quantities and prices, amounting to R$ 1.118 billion in 2001 compared to R$
1.127 billion in the previous year.


                                [Graphic Omitted]


Variation in net earnings

Net earnings amounted to R$ 3.051 billion, an increase of R$ 918 million and 43% higher than reported in 2000 of R$ 2.133 billion.

Two factors contributed significantly to the rise in earnings: the growth in net operating revenues of R$ 1.792 billion and capital gains from the sale of shareholdings (Bahia Sul and Cenibra) of some R$ 1.702 billion. On the negative side, depreciation of the Brazilian Real negatively impacted earnings by R$ 741 million, the cost of goods sold (COGS) rose by R$ 640 million, operational expenses increased by R$ 618 million and there was a R$ 437 million goodwill amortization.

The main reason for the increase in COGS was the acquisition of companies such as Samitri and Ferteco, whose costs were added to those of CVRD. However, on the other hand, sale from these companies were added to net consolidated revenues. Expenditure on electricity accounted for 8.1% of COGS, in 2001, compared to 6.7% in 2000, reflecting the rise in costs due to power rationing.

The growth in operational expenses was mainly due to increases in the following items: an increase in sales expenses of R$ 90 million, and administrative costs, R$ 164 million; an increase in fixed assets write offs of R$ 186 million; tax provisions, R$ 122 million; and loss provisions of R$ 169 million.

CVRD decided to write off all the premiums paid on stakes acquired in 2001. The premiums were: for FCA, R$ 147 million; PPSA, R$ 83 million; Sibra, R$ 81 million; GIIC, R$ 60 million; and for Usiminas, R$ 55 million.

                                                                             6
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
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                                [Graphic Omitted]


Cash Flow

EBITDA generated in 2001 of R$ 5.128 billion was R$ 1.340 billion higher than the figure for the previous year. The main reason behind this increase was the growth in net operating revenues of R$ 1.792 billion, partially offset by a rise in COGS of R$ 640 million, and a rise in sales and administrative expenses of R$ 254 million.


                                [Graphic Omitted]

The ferrous division was responsible for 74% of the EBITDA generation, aluminum 10%, logistics 7%, steel 5% and non ferrous 4%.

                                                                              7
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
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                                [Graphic Omitted]



Debt

CVRD's total consolidated debt, in BR GAAP, amounted to US$ 4.126 billion as of December 31 2001, slightly higher than the previous years figure of US$ 4.042 billion.

Net consolidated debt represented less than two times EBITDA in 2001. Interest coverage was at a very comfortable level, EBITDA being 5.36 times financial expenses.

RESULTS OF THE PARENT COMPANY IN 4Q01

Parent Company gross revenues in the 4Q01 amounted to R$ 1.809 billion. Its composition by product was as follows: iron ore 59%, pellets 17%, logistics 15%, gold 5%, potash 2% and others 2%.

Gross margin amounted to 48.9%, approximately the same as the average for the last seven quarters (49.0%), but lower than that recorded in 3Q01, of 51.5%. This drop is essentially due to the fall in gross revenue of 1.7% and the 3.2% rise in COGS.

-------------------------------------------------------------------------------
                      FINANCIAL INDICATORS - PARENT COMPANY
-------------------------------------------------------------------------------
                                                                      R$ million
                                4Q00       3Q01       4Q01       2000       2001
-------------------------------------------------------------------------------
Gross Revenues                 1,404      1,840      1,809      5,169      6,617
Gross Margin (%)                47.8       51.5       48.9       49.2       48.9
Net Earnings                     532      1,207        639      2,133      3,051
EBITDA                           618        986        804      2,403      3,254
EBITDA Margin (%)               45.8       55.4       46.1       48.3       51.0
Net Operating Cash Flow          499      1,169        358      1,848      3,515
ROE annualized (%)              20.2       43.2       25.9       20.2       25.9
Gross Debt (US$ million)       1,825      1,987      2,000      1,825      2,000
Net Debt (US$ million)         1,023      1,473      1,722      1,023      1,722
Investments (US$ million)        375        183        597      1,602      1,537


Net earnings by the Parent Company in 4Q01 amounted to R$ 639 million. This figure was 20.1% than the same quarter in the previous year. It is clearly much lower than the third quarter result of R$ 1.207 billion which was boosted substantially by the sale of Cenibra.

                                                                              8
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       Vale do Rio Doce                                      Press Release 2001
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                               [Graphic Omitted]


EBITDA in 4Q01 was down R$ 182 million on the previous quarter. There were various factors that contributed to this: a rise in COGS (R$ 26 million), a increase in sales, general and administrative expenses of R$ 33 million and a drop both in net revenues of R$ 32 million, and in dividends received from subsidiaries and affiliates of R$ 83 million. EBITDA margin, of 46.1%, was also lower than that achieved in 3Q01, which hit a record level of 55.4%, influenced by the depreciation in the Real against the U.S. dollar.


                               [Graphic Omitted]


In 2001, EBITDA amounted to R$ 3.254 billion, 35.4% higher than the previous year. The EBITDA margin was 51.0%, against 48.3% in 2000. The ferrous division was responsible for 85.6% of the cash generation, logistics 9.6% and non ferrous 4.8%.

                                                                              9
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       Vale do Rio Doce                                      Press Release 2001
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                               [Graphic Omitted]


Gross debt at the Parent Company amounted to US$ 2.0 billion at the end of December 2001, equal to 1.43 times EBITDA for the year. At the same time EBITDA in 2001 was equal to 6.6 times financial expenses, this indicator being unchanged from the same period in 2000.

-------------------------------------------------------------------------------
                           DEBT LEVERAGE AND COVERAGE
-------------------------------------------------------------------------------
                                        4Q00    3Q01     4Q01     2000     2001
-------------------------------------------------------------------------------
Gross Debt/(Gross Debt + Equity)       25.2%   32.2%     28.3%   25.2%    28.3%
Gross Debt/LTM EBITDA                  1.48    1.73      1.43    1.49     1.43
EBITDA/Interest Expenses               5.42    4.61     10.18    6.66     6.57


Capital Expenditure in 2001

CVRD invested US$ 1.537 billion in 2001, slightly less than the previous year's figure of US$ 1.602 billion, the highest in the Company's history. Investment decisions are based on rigorous analysis, with the central aim of creating shareholder value. In other words, the minimum return required from each investment, adjusted for risk, must be higher than the weighted average cost of capital for the Company.

Expenditure on acquisitions, US$ 911.7 million, accounted for about 60% of total investment. The main items were the purchase of Ferteco which involved US$ 566 million, 50% of Caemi's voting capital for US$ 278 million and 50% of Mineracao Sossego for US$ 42.5 million.

Investments in projects totaled US$ 264.4 million. US$ 84.1 million was allocated to the construction of the Sao Luis Pelletizing Plant while US$ 55.1 million in the mine-railroad-port infrastructure necessary to its implementation. This is the CVRD's twelfth pelletizing plant, and will be under operation on the 2Q02. Its nominal production capacity is 6 million tons of pellets per year. This pelletizing plant is the most modern in the world and its capex cost is very low, US$ 31 per ton.

                                                                             10
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
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-------------------------------------------------------------------------------
                      FINANCIAL STATEMENT - CONSOLIDATED
-------------------------------------------------------------------------------
                                                                     R$ million
                                                           2000            2001
-------------------------------------------------------------------------------
Gross Operating Revenues                                  9,048          11,015
Value Added Tax                                            (266)           (441)
Net Operating Revenues                                    8,782          10,574
Cost of Goods Sold                                        4,905          (5,545)
Gross Income                                              3,877           5,029
Gross Margin (%)                                           44.1%           47.6%
Result of Investment Participation                          152            (299)
Equity Income                                               152             102
Goodwill Amortization                                         -            (437)
Provision for Losses                                          -               -
Others                                                        -              36
Operating Expenses                                       (1,391)         (2,009)
Selling                                                    (156)           (246)
General & Administrative                                   (458)           (622)
Research and Development                                    (89)           (101)
Others                                                     (688)         (1,040)
Financial Expenses                                         (707)           (957)
Financial Revenues                                          369             284
Monetary Variation                                         (325)         (1,066)
Gross Income                                              1,975             982
Discontinued Operations                                     184           1,770
Income Taxes                                                (11)            259
Net Earnings Before Minority Interest                     2,148           3,011
Minority Interest                                           (15)             40
Net Earnings                                              2,133           3,051

-------------------------------------------------------------------------------
                          BALANCE SHEET - CONSOLIDATED
-------------------------------------------------------------------------------
                                                                     R$ million
                                                           2000            2001
-------------------------------------------------------------------------------
Assets
   Current Assets                                         6,111           7,387
   Long Term Assets                                       2,515           2,672
   Permanent Assets                                      15,204          16,346
Total                                                    23,830          26,405
Liabilities and Stockholders' Equity
   Current Liabilities                                    5,133           5,335
   Long Term Liabilities                                  7,928           9,137
   Others                                                   203             166
   Shareholders' Equity                                  10,566          11,767
     Capital                                              3,000           4,000
     Reserves                                             7,566           7,767
Total                                                    23,830          26,405

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
----------------------------------------------------------------------------------------------------------
                                       FINANCIAL STATEMENT - PARENT
                                                COMPANY
----------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                                  4Q00       3Q01       4Q01        2000          2001
----------------------------------------------------------------------------------------------------------
Gross Operating Revenues                         1,404      1,840      1,809       5,169         6,617
Value Added Tax                                    (56)       (61)       (64)       (189)         (232)
Net Operating Revenues                           1,348      1,779      1,745       4,980         6,385
Cost of Goods Sold                                (704)      (863)      (891)     (2,531)       (3,261)
Gross Income                                       644        916        854       2,449         3,124
Gross Margin (%)                                  47.8       51.5       48.9        49.2          48.9
Result of Investment Participation                 100       (572)        97         715            37
Equity Income                                      168         (6)       150         799           708
Goodwill Amortization                              (11)      (296)       (89)        (27)         (437)
Provision for Losses                               (57)      (270)        25         (57)         (245)
Others                                               -          -         11           -            11
Operating Expenses                                (284)      (430)      (469)     (1,029)       (1,304)
Selling                                            (28)       (32)       (33)        (77)         (118)
General & Administrative                           (66)       (90)      (123)       (222)         (338)
Research and Development                           (28)       (30)       (30)        (87)         (101)
Others                                            (162)      (278)      (283)       (643)         (747)
Financial Expenses                                (114)      (214)       (79)       (361)         (495)
Financial Revenues                                  94         30         (3)        185            83
Monetary Variation                                (102)      (471)       467        (159)         (521)
Gross Income                                       338       (741)       867       1,800           924
Discontinued Operations                             38      1,472          -         184         1,770
Income Taxes                                       156        476       (228)        149           357
Net Income                                         532      1,207        639       2,133         3,051
Net Income per Share (R$)                         1.38       3.14       1.66        5.54          7.95

----------------------------------------------------------------------------------------------------------
                                         BALANCE SHEET - PARENT COMPANY
----------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                                  4Q00       3Q01       4Q01        2000          2001
----------------------------------------------------------------------------------------------------------
Assets
   Current Assets                                4,205      5,281      3,990       4,205         3,990
   Long Term Assets                              2,116      2,316      2,507       2,116         2,507
   Permanent Assets                             13,722     15,986     15,928      13,722        15,928
Total                                           20,043     23,583     22,425      20,043        22,425

Liabilities and Stockholders' Equity
   Current Liabilities                           3,383      5,074      3,623       3,383         3,623
   Long Term Liabilities                         6,094      7,336      7,035       6,094         7,035
   Shareholders' Equity                         10,566     11,174     11,767      10,566        11,767
     Capital                                     3,000      4,000      4,000       3,000         4,000
     Reserves                                    7,566      7,174      7,767       7,566         7,767
Total                                           20,043     23,584     22,425      20,043        22,425

                                                                             12
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                EQUITY INCOME - PARENT COMPANY
-------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                            4Q00            3Q01         4Q01           2000      2001
-------------------------------------------------------------------------------------------------------
Ferrous
   Iron Ore and Pellets                       20              93           (9)           253       328
   Manganese and Ferro-Alloys                  9              26           47             19       101
Non-Ferrous                                    -               -            -              -         -
Transportation                                53             (85)         (33)            13       (57)
Shareholding Interests
   Steel                                      38              70          (40)           169       190
   Pulp and Paper                             (6)             12          (58)             8       (34)
   Aluminum                                   49            (125)         239            327       170
   Fertilizers                                 5               4            8             10        14
Others                                         -               -           (4)             -        (4)
Total                                        168              (5)         150            799       708


------------------------------------------------------------------------------------------------------
                                  CAPITAL EXPENDITURES - 2001
-------------------------------------------------------------------------------------------------------
By business area               US$ million      %  By category                   US$ million          %
-------------------------------------------------------------------------------------------------------
Ferrous Minerals                   1,256.5  81.7%  Equity Investments                   75.5       4.9%
Transportation                        86.6   5.6%  Maintenance                         231.9      15.0%
Non Ferrous Minerals                 104.5   6.8%  Projects                            264.4      17.2%
Energy                                52.1   3.4%  Mineral Exploration                  29.8       1.9%
Others                                37.7   2.5%  Information Technology               17.5       1.1%
                                                   Technological Research                6.6       0.4%
                                                   Acquisitions                        911.7      59.4%
Total                              1,537.4 100.0%  Total                             1,537.4     100.0%

                                                                             13
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                   SALES VOLUMES - PARENT COMPANY
---------------------------------------------------------------------------------------------------------
                                                                                       thousand tons
        IRON ORE AND PELLETS               4Q00         3Q01         4Q01          2000              2001
---------------------------------------------------------------------------------------------------------
Foreign Market                           20,755       24,237       24,154        79,643            90,039
     Southern System                      9,545       13,169       11,548        36,373            43,237
          Fines                           5,216        9,637        7,672        20,235            28,218
          Lump                              636          555          843         2,808             2,421
          Pellets                         3,693        2,977        3,033        13,330            12,598
     Northern System                     11,210       11,068       12,606        43,270            46,802
          Fines                          10,193       10,181       11,299        39,735            42,920
          Lump                            1,017          887        1,307         3,535             3,882
Domestic Marker                           9,874       10,532        9,661        37,097            39,909
     Southern System                      8,943        9,686        8,751        33,770            35,924
          Fines                           7,559        7,763        6,956        28,952            29,426
          Lump                              689        1,127          996         2,602             3,711
          Pellets                           695          796          799         2,216             2,787
     Northern System                        931          846          910         3,327             3,985
          Fines                              29           36          117           587               835
          Lump                              902          810          793         2,740             3,150
Iron Ore                                 26,241       30,996       29,983       101,194           114,563
          Fines                          22,997       27,617       26,044        89,509           101,399
          Lump                            3,244        3,379        3,939        11,685            13,164
Pellets                                   4,388        3,773        3,832        15,546            15,385
Total                                    30,629       34,769       33,815       116,740           129,948


---------------------------------------------------------------------------------------------------------
   OTHER PRODUCTS AND SERVICES             4Q00         3Q01         4Q01          2000              2001
---------------------------------------------------------------------------------------------------------
Gold (Kg)                                 4,865        4,488        4,390        17,387            15,815
             Foreign Market               4,865        4,488        4,390        17,370            15,815
             Domestic Market                  -            -            -            17                 -
Manganese                                   322           13            5         1,300               215
             Foreign Market                 164            -            -           876                77
             Domestic Market                158           13            5           424               138
Potash                                      127          124           95           561               503
Transportation Services                  26,611       21,306       20,204       107,103            92,089
        Railroads                        16,046       14,078       13,640        65,945            60,371
               Southern System           14,469       12,423       12,078        60,504            54,186
               Northern System            1,577        1,655        1,562         5,441             6,185
        Port Services                    10,565        7,228        6,564        41,158            31,718
               Southern System           10,004        6,434        5,974        39,027            29,233
               Northern System              561          794          590         2,131             2,485

                                                                             14
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                 IRON ORE AND PELLETS SALES - PARENT COMPANY
---------------------------------------------------------------------------------------------------------
                                                                                     million tons
GEOGRAPHICAL DESTINATION
FOREIGN MARKET                                   4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
ASIA
     China                                        2.7       5.6        3.4        9.2              14.9
     South Korea                                  1.9       1.6        1.3        7.0               6.0
     Philippines                                  0.4       0.1        0.5        1.4               1.2
     Japan                                        4.0       4.3        4.4       17.5              17.1
     Taiwan                                       0.3       0.6        0.6        1.6               2.2
     Others                                       0.1       0.4        0.6        0.4               1.1
     Total                                        9.4      12.6       10.8       37.1              42.5
EUROPE
     Germany                                      2.3       2.7        2.9        8.2              10.1
     Spain                                        0.8       0.5        1.0        2.9               2.9
     France                                       0.9       0.9        1.1        2.9               3.9
     Italy                                        0.9       1.0        1.4        4.8               5.1
     United Kingdom                               0.3       0.3        0.5        1.5               1.6
     Others                                       2.4       3.2        3.4        8.2              10.8
     Total                                        7.6       8.6       10.3       28.5              34.4
AMERICAS
     Argentina                                    0.5       0.4        0.5        1.4               1.9
     United States                                0.6       0.9        0.6        3.5               2.9
     Others                                       0.4       0.5        0.2        2.0               1.5
     Total                                        1.5       1.8        1.3        6.9               6.3
AFRICA/MIDDLE EAST /
AUSTRALASIA
     Bahrain                                      0.5       0.3        0.3        2.0               1.7
     Others                                       1.8       1.0        1.4        5.2               5.1
     Total                                        2.3       1.3        1.7        7.2               6.8
TOTAL                                            20.8      24.3       24.1       79.7              90.0

---------------------------------------------------------------------------------------------------------
DOMESTIC MARKET                                  4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
   Steel Mills                                    4.5       5.2        5.3       15.5              20.2
   Affiliated Pelletizing Companies               5.4       5.3        4.4       21.6              19.7
     Total                                        9.9      10.5        9.7       37.1              39.9
TOTAL                                            30.7      34.8       33.8      116.8             129.9

---------------------------------------------------------------------------------------------------------
ORIGIN                                           4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
Northern System                                  12.1      11.9       13.5       46.6              50.8
Southern System                                  18.6      22.9       20.3       70.1              79.1
TOTAL                                            30.7      34.8       33.8      116.8             129.9

                                                                             15
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                               IRON ORE AND PELLETS - FINANCIAL INDICATORS
---------------------------------------------------------------------------------------------------
                                                                                   R$ million
        HISPANOBRAS                             4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                          1,080        882         998       3,933     3,608
   Foreign Market                                480        422         148       1,443     1,218
   Domestic Market                               600        460         850       2,490     2,390
Average Price (US$/ton)                        31.28      32.64       31.12       30.56     31.42
Net Operating Revenues                            65         73          79         224       269
Cost of Goods Sold                               (53)       (60)        (64)       (186)     (223)
Financial Results                                  2          4          (5)          5         2
Net Earnings                                       8         10           4          21        25
Gross Margin (%)                                18.9       17.7        18.5        16.7      17.1
EBITDA                                            14         17          14          45        53
EBITDA Margin (%)                               21.5       23.3        18.2        19.9      19.8

---------------------------------------------------------------------------------------------------
             NIBRASCO                           4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                          2,565      1,562       1,252       8,764     6,993
   Foreign Market                                627        514         432       2,398     2,311
   Domestic Market                             1,938      1,048         820       6,366     4,682
Average Price (US$/ton)                        30.65      29.22       27.90       30.13     29.80
Net Operating Revenues                           150        109          99         478       482
Cost of Goods Sold                              (127)      (102)        (88)       (404)     (423)
Financial Results                                 (2)        (8)          -           6        (7)
Net Earnings                                       9        (34)          7          34        14
Gross Margin (%)                                15.4        6.6        11.1        15.4      12.3
EBITDA                                            12         24          14          59        69
EBITDA Margin (%)                                8.3       22.2        14.0        12.4      14.3
Net Debt (in US$ million)                          8          7           6           8         6
     - Short Term                                  2          3           2           2         2
     - Long Term                                   6          5           4           6         4

---------------------------------------------------------------------------------------------------
          ITABRASCO                             4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                            752        742         995       3,486     3,287
   Foreign Market                                539        471         700       2,804     2,247
   Domestic Market                               213        271         295         682     1,040
Average Price (US$/ton)                        31.22      31.69       31.90       30.98     31.72
Net Operating Revenues                            46         59          80         198       246
Cost of Goods Sold                               (35)       (52)        (60)       (171)     (203)
Financial Results                                  3          2          (6)          4         1
Net Earnings                                       7          4           4          14        29
Gross Margin (%)                                24.2       12.0        25.5        14.0      17.5
EBITDA                                            11         10          16          26        39
EBITDA Margin (%)                               24.4       16.3        20.2        13.1      16.0

                                                                             16
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                             IRON ORE AND PELLETS - FINANCIAL INDICATORS
----------------------------------------------------------------------------------------------------------
                                                                                          R$ million
        KOBRASCO                           4Q00         3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                     1,294        1,123        1,068          4,415          4,184
   Foreign Market                           824          493          558          3,682          2,135
   Domestic Market                          470          630          510            733          2,049
Average Price (US$/ton)                   30.95        31.19        31.20          30.05          30.93
Net Operating Revenues                       76           91           85            241            307
Cost of Goods Sold                          (59)         (68)         (67)          (188)          (238)
Financial Results                           (22)         (53)          42            (45)           (66)
Net Earnings                                 (2)         (72)          53              6            (38)
Gross Margin (%)                           22.3         25.3         21.1           21.7           22.5
EBITDA                                       20           24           19             59             75
EBITDA Margin (%)                          25.8         26.4         22.9           24.4           24.4
Net Debt (in US$ million)                   122          149          129            122            129
     - Short Term                             -           20            -              -              -
     - Long Term                            122          129          129            122            129

----------------------------------------------------------------------------------------------------------
          SAMARCO                          4Q00         3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales Foreign Market (thousand tons)      4,295        2,312        2,571         14,622         11,201
Average Price (US$/ton)                   31.03        28.56        32.00          29.40          29.70
Net Operating Revenues                      243          167          208            756            764
Cost of Goods Sold                         (135)         (73)        (103)          (403)          (353)
Financial Results                           (44)         (98)          51           (168)          (157)
Net Earnings                                 25          (48)         117             11            106
Gross Margin (%)                           44.3         56.0         50.6           46.7           53.8
EBITDA                                       87           86           89            319            369
EBITDA Margin (%)                          35.9         51.8         42.7           42.1           48.3
Net Debt (in US$ million)                   316          259          277            316            277
     - Short Term                           170          140          167            170            167
     - Long Term                            146          119          110            146            110

----------------------------------------------------------------------------------------------------------
                  GIIC *                  4Q00          3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales Foreign Market (thousand tons)      n.a.           661          785          3,761          3,052
Net Operating Revenues                    n.a.        35,151       29,031        151,619        127,168
Cost of Goods Sold                        n.a.       (32,104)     (23,004)      (136,259)      (111,125)
Gross Profit                              n.a.         3,047        6,027         15,360         16,043
Other Income                              n.a.           427          244          4,711          1,763
S G & A                                   n.a.        (1,144)      (1,284)        (4,781)        (4,772)
Net Income                                n.a.         2,330        4,987         15,290         13,034


* Financial Indicators according to IASC (International Accounting Standards Committee).

                                                                             17
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
          ITACO                            4Q00         3Q01*         4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)
   Iron Ore                               8,449       13,796        14,254          41,744        48,028
   Pellets                                  867        1,966         1,727           7,344         8,270
   Manganese                                151          260           342           1,023         1,245
   Bauxite                                   52          162           283             779           862
   Alumina                                   20           42            57             200           169
   Aluminum                                  30           35            32             163           153
Net Operating Revenues                  316,643      384,594       381,037       1,349,761     1,458,434
Cost of Goods Sold                     (296,840)    (348,026)     (342,010)     (1,252,605)   (1,333,644)
Equity Income                            (1,838)      24,155        19,833          27,008        53,101
Net Income                              (19,869)     546,832        81,692          71,091       648,696
EBITDA                                    7,251      571,637        26,799          69,365       657,216
* includes sale disposal of Cenibra

----------------------------------------------------------------------------------------------------------
                              ALUMINUM - SELECTED FINANCIAL INDICATORS
----------------------------------------------------------------------------------------------------------
                                                                                           R$ million
               MRN                         4Q00         3Q01          4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                     2,826        2,760         3,175          11,242        10,952
   Foreign Market                           811          954           992           3,991         3,413
   Domestic Market                        2,015        1,806         2,183           7,251         7,539
Average Price (US$/ton)                   21.04        20.99         21.67           21.18         20.95
Net Operating Revenues                      103          139           154             399           504
Cost of Goods Sold                          (51)         (60)          (65)           (200)         (222)
Financial Results                             1           (2)           (4)              7            (8)
Net Earnings                                 40           52           100             186           244
Gross Margin (%)                           50.5         56.8          57.8            49.9          56.0
EBITDA                                       61           88            99             234           319
EBITDA Margin (%)                          59.2         63.3          64.3            58.7          63.3

----------------------------------------------------------------------------------------------------------
        ALUNORTE                           4Q00         3Q01          4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                       419          365           405           1,596         1,540
   Foreign Market                           210          205           232             795           819
   Domestic Market                          209          160           173             801           721
Average Price (US$/ton)                  198.83       184.94        167.23          196.63        185.51
Net Operating Revenues                      165          177           172             590           687
Cost of Goods Sold                         (116)        (122)         (140)           (415)         (498)
Financial Results                           (62)        (157)          126            (139)         (204)
Net Earnings                                (21)        (128)          139              23           (50)
Gross Margin (%)                           29.7         31.1          18.6            29.7          27.5
EBITDA                                       35           64            37             176           217
EBITDA Margin (%)                          21.2         36.2          21.5            29.8          31.6
Net Debt (in US$ million)                   437          429           425             437           425
     - Short Term                             -            -             -               -             -
     - Long Term                            437          429           425             437           425

                                                                             18
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                         ALUMINUM - SELECTED FINANCIAL
                                                   INDICATORS
-------------------------------------------------------------------------------------------------------
                                                                                          R$ million
          ALBRAS                            4Q00         3Q01         4Q01          2000          2001
-------------------------------------------------------------------------------------------------------
Sales (thousand tons)                         90           80           70           366           332
   Foreign Market                             87           76           66           351           317
   Domestic Market                             3            4            4            15            15
Average Price (US$/ton)                 1,484.70     1,390.89     1,282.77      1,508.42      1,428.99
Net Operating Revenues                       258          278          232         1,006         1,095
Cost of Goods Sold                          (144)        (161)        (147)         (584)         (646)
Financial Results                            (80)        (252)         222          (174)         (263)
Net Earnings                                  29         (196)         220           244            32
Gross Margin (%)                            44.2         42.1         36.7          42.0          41.0
EBITDA                                       117           89           90           426           438
EBITDA Margin (%)                           45.4         32.0         38.8          42.4          40.0
Net Debt (in US$ million)                    696          592          591           696           591
     - Short Term                            160           95          141           160           141
     - Long Term                             536          497          450           536           450

-------------------------------------------------------------------------------------------------------
        VALESUL                             4Q00         3Q01         4Q01          2000          2001
-------------------------------------------------------------------------------------------------------
Sales (thousand tons)                         25           18           16            86            76
   Foreign Market                              9            7            5            30            23
   Domestic Market                            16           11           11            56            53
Average Price (US$/ton)                 1,844.00     1,784.68     1,757.16      1,912.41      1,913.54
Net Operating Revenues                        78           77           67           271           303
Cost of Goods Sold                           (59)         (55)         (50)         (199)         (214)
Financial Results                             (1)          (9)          (1)           (4)           (9)
Net Earnings                                  13           12            7            41            43
Gross Margin (%)                            24.4         28.6         25.4          26.6          29.4
EBITDA                                        37           28           14           132            82
EBITDA Margin (%)                           47.4         36.4         20.9          48.7          27.1
Net Debt (in US$ million)                     29            3            3            29             3
     - Short Term                             26            -            1            26             1
     - Long Term                               3            3            2             3             2

                                                                             19
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                        EQUITY INCOME - PARENT COMPANY
-------------------------------------------------------------------------------------------------------
                                                                                    R$ million
   COMPANY/PARTICIPATION          %           4Q00         3Q01          4Q01       2000      2001
-------------------------------------------------------------------------------------------------------
DOCENAVE                         100.00       37.3        (79.0)        (29.5)      15.8     (44.1)
DOCEPAR                          100.00      (59.0)         0.0           0.0      (38.1)      0.0
ALUVALE                           94.74       30.6       (120.7)        222.4      282.8     138.3
FLORESTAS                         99.85       (7.6)         4.1           1.4       (3.0)      9.7
RDE (own operations)              99.80       68.9         72.3         (55.1)     147.5     172.0
ITACO                             99.99       (5.3)       262.4        (132.3)     173.0     271.5
DOCEGEO                           99.99        0.1          0.0           0.2        0.3       0.2
RDI                              100.00        1.3          1.8          (1.1)       0.6       1.2
TACUMA (FCA)                     100.00       16.8          0.0           0.0       (0.5)      0.0
URUCUM                           100.00        1.8          6.3          (4.7)      11.6       7.3
TERM.VILA VELHA                   99.89       (0.3)         2.0           1.2        3.2       6.0
VALE ENERGIA                      90.00        0.0          0.0           0.0        0.0       0.0
NORPEL                            99.90        0.0         (0.7)          0.6        0.2       0.5
M.ANDIA (SOSSEGO)                 99.50       (0.6)        (0.4)          0.3       (1.0)     (0.6)
PARA PIGMENTOS                    75.50        0.0          0.0           0.1        0.0       0.1
SAMITRI                          100.00       (7.9)       (31.3)          0.0        8.7       0.5
SOCOIMEX(consolidated)                         0.0          0.0           0.0        5.6       0.0
MINERACAO MATO GROSSO            100.00       (0.1)         0.0           0.0       (0.1)      0.0
SIBRA                             98.16        0.0          5.7          51.5        0.0      71.0
ZAGAIA (FERTECO)                 100.00        0.0       (107.5)         50.0        0.0     (60.0)
BELEM                             99.99        0.0          0.0           8.8        0.0       8.8
MSE                               99.99        0.0          0.0           0.4        0.0       0.4
KSG                               99.99        0.0          0.0           0.5        0.0       0.5
BRASAMERICAN LIMITED              99.70        0.0          0.0          (2.2)       0.0      (2.2)
BRASILUX                         100.00        0.0          0.0          (2.4)       0.0      (2.4)
CELMAR                            85.00        0.0          0.0         (55.4)       0.0     (55.4)

Total from SUBSIDIARIES                       76.0         15.0          54.7      606.6     523.3

BAHIA SUL                             -        0.0          0.0           0.0        0.0       0.0
MSG                               51.00        2.3          2.8          (0.3)       7.4       6.0
CENIBRA                               -        0.0          0.0           0.0        0.0       0.0
CST                               22.85       14.7         (0.3)         27.2       51.7      14.2
NIBRASCO                          51.00        4.5        (17.3)          1.9       17.5      (7.1)
FOSFERTIL                         10.96        4.4          3.5           7.7       10.0      13.6
HISPANOBRAS                       50.89        4.0          5.3           1.9       10.5      12.9
ITABRASCO                         50.90        3.3          2.3           2.1        7.1      14.5
NOVA ERA SILICON                  49.00        0.9         (0.2)          2.0        2.6       2.7
USIMINAS                          11.46       12.9          0.2          (2.1)      35.3       0.6
CIA.FERROV.NORDESTE               30.00       (1.1)         0.0           0.0       (1.1)      0.0
KOBRASCO                          50.00       (1.2)       (16.3)          6.8        2.8     (18.8)
FERROBAN                          18.74       (2.8)        (0.7)        (10.6)      (8.8)    (20.5)
CSN                                   -       50.1          0.0           0.0       57.8     107.5
SAMARCO                           50.00        0.0          0.0          58.7        0.0      58.7
BAOVALE                           50.00        0.0          0.0           0.1        0.0       0.1

Total from AFFILIATES                         92.0        (20.7)         95.4      192.8     184.4

Total                                        168.0         (5.7)        150.1      799.4     707.7

                                                                             20
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                           EQUITY INCOME - PARENT
                                                   COMPANY
--------------------------------------------------------------------------------------------------------
                                                                                        R$ million
     PROVISION FOR LOSSES                 %         4Q00         3Q01       4Q01       2000       2001
--------------------------------------------------------------------------------------------------------
VALEPONTOCOM                           100.00        0.0          0.0      (18.0)       0.0      (18.0)
KOBRASCO                                50.00        0.0        (19.7)      19.7        0.0        0.0
CIA.FERROV.NORDESTE                     30.00        0.0        (32.9)      (0.5)       0.0      (33.4)
DOCEPAR                                100.00      (56.9)        (5.5)      25.6      (56.9)      20.1
FCA                                     45.65        0.0       (108.0)      11.5        0.0      (96.5)
PARA PIGMENTOS                          75.50        0.0       (103.7)      46.1        0.0      (57.6)
MINERACAO MATO GROSSO                  100.00        0.0          0.0       (0.4)       0.0       (0.4)
CELMAR                                  85.00        0.0          0.0      (59.2)       0.0      (59.2)
Total                                              (56.9)      (269.8)      24.8      (56.9)    (245.0)

--------------------------------------------------------------------------------------------------------
   GOODWILL AMORTIZATION                  %         4Q00         3Q01       4Q01       2000       2001
--------------------------------------------------------------------------------------------------------
FCA                                     45.65        0.0       (138.6)      (8.6)       0.0     (147.2)
GIIC (GULF)                             50.00        0.0        (60.1)       0.0        0.0      (60.1)
PARA PIGMENTOS                          75.50       (8.0)       (74.9)       0.0      (14.0)     (83.2)
RDME                                   100.00        0.0          0.0       (9.1)       0.0       (9.1)
CPFL                                    91.87        0.0          0.0       (3.2)       0.0       (3.2)
SIBRA                                   98.16       (1.1)       (19.3)     (19.3)      (4.6)     (77.2)
MINERACAO MATO GROSSO                  100.00        0.0          0.0        0.0        0.0       (1.6)
USIMINAS                                11.46       (2.2)        (3.5)     (48.8)      (8.5)     (55.1)
Total                                              (11.3)      (296.4)     (89.0)     (27.1)    (436.7)
Gain on assets disposal and                          0.0          0.0       11.0        0.0       11.0
dividends
Total                                               99.8       (571.9)      96.9      715.4       37.0

--------------------------------------------------------------------------------------------------------
   EQUITY PARTICIPATION ON                %        4Q00          3Q01       4Q01       2000       2001
        DOCENAVE
--------------------------------------------------------------------------------------------------------
NAVEDOCE/Seamar                        100.00      27.8           0.2      (11.5)      19.2        3.5
Own operations                         100.00      (6.6)       (157.0)      55.1      (27.6)    (106.7)
NAVEDOCE/Seamar (G/L Foreign           100.00      16.4          77.5      (73.1)      24.4       59.1
Exchange)
Total                                              37.6         (79.3)     (29.5)      16.0      (44.1)

--------------------------------------------------------------------------------------------------------
   EQUITY PARTICIPATION ON                %        4Q00          3Q01       4Q01       2000       2001
          DOCEPAR
--------------------------------------------------------------------------------------------------------
Acominas                                            0.3           0.0        0.0        3.8        0.0
CSN                                                 0.0           0.0        0.0       26.4        0.0
Own operations (steel)                            (59.6)          0.0        0.0      (68.5)       0.0
Total                                             (59.3)          0.0        0.0      (38.3)       0.0

                                                                             21
[Logo] Companhia
       Vale do Rio Doce                                      Press Release 2001
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                              EQUITY INCOME - PARENT
                                                     COMPANY
--------------------------------------------------------------------------------------------------------
                                                                                         R$ million
        EQUITY INCOME ON                      %        4Q00       3Q01        4Q01      2000      2001
          ALUVALE
--------------------------------------------------------------------------------------------------------
ALUNORTE                                    45.58     (10.9)     (59.7)       65.2      11.5     (22.6)
MRN                                         40.00      16.1       20.9        40.1      74.5      97.8
ALBRAS                                      51.00      14.5      (99.9)      112.4     124.4      16.5
VALESUL                                     54.51       7.1        6.7         3.7      22.3      23.4
Equity on Alunorte                                      0.4        0.0         1.2      25.0       1.2
Own operations                                         19.1        4.7        12.1      40.8      29.7
Total                                                  46.3     (127.3)      234.7     298.5     146.0

--------------------------------------------------------------------------------------------------------
   EQUITY INCOME ON ZAGAIA                    %        4Q00       3Q01        4Q01      2000      2001
--------------------------------------------------------------------------------------------------------
Ferteco                                    100.00       0.0        7.6        41.6       0.0      51.5
MRS                                         10.48       0.0      (13.0)        8.2       0.0      (4.8)
Own operations                                          0.0     (102.1)        0.2       0.0    (106.7)
Total                                                   0.0     (107.5)       50.0       0.0     (60.0)

--------------------------------------------------------------------------------------------------------
        EQUITY INCOME ON                      %        4Q00       3Q01        4Q01      2000      2001
     FLORESTAS RIO DOCE
--------------------------------------------------------------------------------------------------------
BAHIA SUL                                               0.0        0.0         0.0       0.0       0.0
Own operations                                         (7.6)       4.1         1.4      (3.0)      9.7
Total FRD                                              (7.6)       4.1         1.4      (3.0)      9.7

--------------------------------------------------------------------------------------------------------
EQUITY INCOME ON ITACO                        %        4Q00       3Q01        4Q01      2000      2001
     US$ million
--------------------------------------------------------------------------------------------------------
CSI                                         50.00      (1.6)      (2.2)       (0.2)     15.7      (5.2)
Rio Doce Pasha                              -           1.2        0.7         0.0       2.3       0.7
RDL                                        100.00      (1.0)       3.2         0.7       1.4       5.0
RDA                                        100.00       0.2        0.0         0.3       0.4       0.3
RDME                                       100.00       2.5       (2.0)        3.5       1.4      (0.7)
Kaolin                                                  0.3        0.2         0.0       0.3       0.2
CSN Aceros                                  62.50      (0.7)       0.0        (0.9)     (0.9)     (0.9)
Alunorte                                                0.0        0.0         0.0       0.0       0.0
Samitri                                                (0.1)       0.0         0.0       3.0       0.0
Samitri - foreign exchange losses                      (4.9)       0.0         0.0      (4.6)      0.0
Aluvale                                      5.26       8.0       (1.1)        5.1       8.0       3.3
GIIC (GULF)                                 50.00       1.5        2.2         5.8       1.5       9.2
CVRD Overseas                              100.00       0.0       21.5        11.5       0.0      43.9
Quadrem                                      9.00       0.0        0.0        (1.9)      0.0      (1.9)
Own operations                                        (24.3)      45.0        49.4      43.6      99.6
G/L Exchange                                           10.7       24.0      (111.4)     16.4     (40.4)
Total Itaco                                            (8.2)      91.5       (38.1)     88.5     113.1


-------------------------------------------------------------------------------
"Some of the statements included in this report are forward-looking statements. These statements are subject to specific products market changes and general local and global macroeconomic performance. In addition, they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CVRD to be materially different from any future results, performance or achievements of CVRD expressed or implied by the forward-looking statements."